Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 6 DATED MAY 26, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015, as supplemented by Supplement No. 1 dated February 25, 2015, Supplement No. 2 dated March 27, 2015, Supplement No. 3 dated April 7, 2015, Supplement No. 4 dated April 15, 2015 and Supplement No. 5 dated May 14, 2015. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 6 is to disclose:

•	the status of our current public offering; and

•	the completion of a joint venture investment.

Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of May 22, 2015, we received and accepted subscriptions in our offering for 8.2 million shares, or $82.8 million. As of May 22, 2015, 61.5 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP. Our primary offering is expected to terminate on the earlier of the date that all of the shares offered in the offering are sold and February 6, 2017, unless extended by our board of directors as permitted under applicable law and regulations.

Completion of a Joint Venture Investment
On May 19, 2015, we and NorthStar Realty Finance Corp., or NorthStar Realty, acting through direct or indirect subsidiaries of the owner partnership (as defined below), completed the acquisition, or the acquisition, of an $875 million real estate portfolio comprised of 32 private pay independent living facilities, or the portfolio, from affiliates of Harvest Facility Holdings LP, or Holiday. The acquisition was completed through a joint venture, or the joint venture, which is owned 40% by us and 60% by NorthStar Realty. We funded our approximately $91 million investment, plus closing costs, with proceeds from our public offerings of common stock.
The facilities comprising the portfolio contain approximately 3,983 units and are located in 12 different states, with the largest concentrations in California, Texas and Washington. As of March 31, 2015, the portfolio’s overall resident occupancy was approximately 93%. We believe that the properties comprising the portfolio are suitable for their intended purpose and are adequately covered by insurance. These properties compete for tenants and residents with a number of properties providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets. The portfolio will continue to be managed by an affiliate of Holiday pursuant to management agreements with the manager partnership (as defined below), subject to the manager partnership’s right to terminate the management agreements on 90 days’ written notice following the end of this year. Holiday has considerable experience demonstrated by its position as one of the largest operators of independent living facilities in North America, with over 37,000 units under management.
In connection with the acquisition, certain direct or indirect subsidiaries of the owner partnership, obtained 32 separate, cross-collateralized non-recourse loans through Fannie Mae’s Multifamily DUS Loan Program, each with a fixed interest rate of 4.17% and a term of 10 years, for an aggregate principal amount of approximately $648 million. Although recourse for repayment of each loan is generally limited to each borrower’s respective assets, NorthStar Realty Finance Limited Partnership, or NorthStar Realty Operating Partnership, provided a “non-recourse carveout” guaranty. NorthStar Healthcare Income Operating Partnership, LP will indemnify NorthStar Realty Operating Partnership, subject to certain limited exceptions, for its proportionate share of any obligations under such “non-recourse carveout” guaranty.
We and NorthStar Realty hold our interests in the joint venture through a general partnership that indirectly holds the fee interests in the portfolio, or the owner partnership, and a general partnership that indirectly holds an interest in the management of the portfolio, or the manager partnership, each of which is owned 40% by us and 60% by NorthStar Realty. Pursuant to the partnership agreement of the owner partnership entered into on May 19, 2015, or the owner partnership agreement, NorthStar Realty has day-to-day control of the management and we have certain consent rights over major decisions of the owner partnership. NorthStar Realty is externally managed by a subsidiary of NorthStar Asset Management Group Inc., our sponsor and the parent of our advisor. The owner partnership agreement also contains restrictions on transfer and capital contribution requirements. The partnership agreement of the manager partnership contains terms substantially similar to those of the owner partnership agreement.